

07005801

SECU... SSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65911

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

WEDGE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 ARAPAHOE STREET, TOWER 1, 10TH FLOOR
(No. and Street)

DENVER (City) COLORADO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Nickels (303) 628-4718
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400 (Address) DENVER (City) COLORADO (State) 80237 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH, D.C.
185
SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Terry Nickels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of WEDGE SECURITIES, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

VP of Finance

Title



Notary Public


CINDY WERNSMAN
NOTARY
PUBLIC
STATE OF COLORADO

This report** contains (check all applicable boxes):

- [x] a. Facing page.
- [x] b. Statement of Financial Condition.
- [x] c. Statement of Income (Loss).
- [x] d. Statement of Cash Flows.
- [x] e. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] f. Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] g. Computation of Net Capital.
- [ ] h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] i. Information Relating to the Possession or Control Requirement under Rule 15c3-3.
- [ ] j. A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
- [ ] k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [x] l. An Oath or Affirmation.
- [ ] m. A Copy of the SIPC Supplemental Report.
- [ ] n. A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEDGE SECURITIES, LLC

Table of Contents

WEDGE SECURITIES, LLC

Financial Statements
and
Independent Auditors' Report
December 31, 2006


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH, D.C.
185
SECTION

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

To the Member
Wedge Securities, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Wedge Securities, LLC (the Company) as of December 31, 2006, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wedge Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 15, 2007
Denver, Colorado

WEDGE SECURITIES, LLC

Statement of Financial Condition
December 31, 2006

Assets

Assets		
Cash	$	525,051
Commissions and fees receivable		353,628
Due from member		842,611
Clearing deposits		200,677
Total assets	$	1,921,967

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	33,884
Commissions payable		341,510
Total liabilities		375,394
Member's equity		1,546,573
Total liabilities and member's equity	$	1,921,967

See notes to financial statements.

WEDGE SECURITIES, LLC

Statement of Income
For the Year Ended December 31, 2006

Revenues	
Commissions and fees	$ 7,096,784
Expenses	
Commissions	3,148,467
Clearing costs	1,064,125
Trading errors	928,782
Shared services, member	609,658
Exchange fees	144,096
Professional services	113,224
Other	53,819
Total expenses	6,062,171
Income from operations	1,034,613
Interest income	7,918
Net income	$ 1,042,531

See notes to financial statements.

WEDGE SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2006

	Member's Capital	Accumulated Earnings	Total Member's Equity
Balance - December 31, 2005	$ 207,440	$ 296,602	$ 504,042
Net income	-	1,042,531	1,042,531
Balance - December 31, 2006	$ 207,440	$ 1,339,133	$ 1,546,573

See notes to financial statements.

WEDGE SECURITIES, LLC

Statement of Cash Flows
For the Year ended December 31, 2006

Cash flows from operating activities	
Net income	$ 1,042,531
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Commissions and fees receivable	(110,536)
Due from member	(842,611)
Clearing deposits	18,519
Accounts payable and accrued expenses	(6,220)
Commissions payable	155,640
	(785,208)
Net cash provided by operating activities	257,323
Net increase in cash	257,323
Cash - beginning of year	267,728
Cash - end of year	$ 525,051

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Wedge Securities, LLC (the Company) was formed as a limited liability company in the state of Delaware on March 4, 2003 and is a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act). The Company's sole member is Geronimo Financial, Inc. The Company serves as the broker-dealer for security trades executed on the portfolios managed by Geronimo Financial Asset Management, LLC (GFAM), manages assets of private clients, and offers financial services for corporations and individuals. Geronimo Financial, Inc. is also the sole member of GFAM. The Company conducts its operations in the State of Colorado.

The Company operates pursuant to Rule 15c3-3(k)(2)(B) of the Act and does not carry customer accounts or clear customer transactions. Accordingly, all transactions are executed and cleared on behalf of the Company by its Clearing Broker on a fully disclosed basis. The Company's Clearing Broker was Bear Stearns Securities Corp. (Bear Stearns) through September 7, 2006 at which time the Company changed to Goldman Sachs Execution and Clearing, L.P. (Goldman Sachs). Bear Stearns and Goldman Sachs are herein referred to as collectively as the Clearing Broker. The Company's agreement with its Clearing Broker provides that its Clearing Broker will keep such records of the transactions effected and cleared in the customer accounts as are customarily kept by a Clearing Broker pursuant to Rules 17a-3 and 17a-4 of the Act and perform all services customarily incident thereto. All customer funds and securities received, if any, are transmitted directly to the Clearing Broker. Therefore, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

The Company is part of a group of companies affiliated by common ownership. Accordingly, these affiliations and other related party disclosures must be taken into consideration in reviewing the accompanying financial statements (Note 2). The operating results of the Company could vary significantly from those that would have been obtained had the Company operated independently.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. As of the balance sheet date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits. The Company had no cash equivalents as of December 31, 2006.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, commissions and fees receivable and clearing deposits. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions. The Company performs credit and other analysis relating to those with whom it transacts business in order to reduce the credit risk relating to commissions and fees receivable and clearing deposits.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash, receivables, deposits, accounts payable and commissions payable approximated fair value as of December 31, 2006 because of the relatively short maturity of these instruments.

Commissions and Fees Receivable

The Company records commissions receivable from the Clearing Broker and management fees receivable as commissions and fees are earned. The Company typically receives payment in full shortly after the receivable is recorded and has determined that no allowance for uncollectible amounts is necessary. The Company historically has not experienced losses from uncollectible accounts.

Clearing Deposits

Clearing deposits include funds deposited with the Clearing Broker to offset certain risks assumed by the Clearing Broker related to clearing and settling securities and cash transactions on behalf of the Company's customers. As of December 31, 2006, the Company has clearing deposits held at both Bear Stearns and Goldman Sachs. Although Goldman Sachs is the primary Clearing Broker for the Company at December 31, 2006, certain transactions are being cleared through Bear Stearns.

Revenue Recognition

Revenue from all equities, options, futures transactions and private placements (pooled investment funds/hedge funds) are recorded on a trade date basis, which is the date that a transaction is executed. Fees from asset management services are recorded as earned based upon the underlying investment cost.

Income Taxes

The Company has elected to be treated as a Limited Liability Company (LLC) for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax return of the Company's member and no provision for income taxes has been recorded in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related Party Transactions

As discussed in Note 1, the Company serves as the broker-dealer for certain related entities. In 2006, approximately $2,300,000 of the Company's revenue is derived from commissions relating to stock transactions executed by those entities at the direction of GFAM.

Pursuant to an agreement with the Company, Geronimo Financial, Inc. pays certain expenses incurred by the Company in return for agreed-upon reimbursements (Shared Service Expenses). Total expenses incurred by Geronimo Financial, Inc. on behalf of the Company are approximately $610,000 for the year ended December 31, 2006, all of which was paid during 2006. Such services principally represent the Company's share of employee cost, rents and other office expenses.

Note 3 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000. The Company's net capital at December 31, 2006 was $649,392. Net capital may fluctuate on a daily basis. Additionally, SEC rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital ratio was 0.58 to 1 as of December 31, 2006.

ACCOMPANYING INFORMATION

WEDGE SECURITIES, LLC

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

Net Capital

Total member's equity	$ 1,546,573
Additions/deductions	
Non-allowable commissions and fees receivable	(49,570)
Due from member	(842,611)
Net capital before haircuts	654,392
Haircut-fidelity bond	(5,000)
Net capital	$ 649,392

Aggregate Indebtedness

Accounts payable and accrued expenses	$ 33,884
Commissions payable	341,510
Total aggregate indebtedness	$ 375,394

Computation of Basic Net Capital Requirements

Required minimum net capital	$ 250,000
Capital in excess of minimum requirement	$ 399,392
Ratio of aggregate indebtedness to net capital	0.58

Reconciliation with Company's computation:

There is no difference from the Company's computations included in its Part II of Form X-17A-5, as amended, and the audited computation above.

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E.Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Wedge Securities, LLC
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedule of Wedge Securities, LLC (the company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

with offices in
• DENVER & FORT COLLINS •
www.EKSH.com

To the Member
Wedge Securities, LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 15, 2007
Denver, Colorado

END